SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                CryptoLogic Inc.
               --------------------------------------------------
                                (Name of Issuer)





                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)





                                    228906103
               --------------------------------------------------
                                 (CUSIP Number)






                                  Adam Abramson
                        Strategic Capital Partners, Inc.
                          1303 Yonge Street, Suite 101
                            Toronto, Ontario, Canada
                                     M4T 2Y9
                                 (416) 361-1498


               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                January 23, 2004
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

CUSIP No.  228906103

1. Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only)

         1340649 Ontario Limited
         I.R.S. Identification No. -- Not Applicable

2.       Check the appropriate box if a member of a group

                  (a)   [X]
                  (b)   [_]

3.       SEC use only

4.       Source of funds

         WC

5.       Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)   [_]

6.       Citizenship or place of organization

         Ontario, Canada

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power         0

         8.       Shared voting power       6,700

         9.       Sole dispositive power    0

         10.      Shared dispositive power  6,700

11.      Aggregate amount beneficially owned by each reporting person

         584,311*

12.      Check if the aggregate amount in Row (11) excludes certain shares   [_]

13.      Percent of class represented by amount in Row (11)

         4.8%*

14.      Type of reporting person

         HC

         *  See Item 5

CUSIP No.  228906103

1. Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only)

         Strategic Advisors Corp.
         I.R.S. Identification No. -- Not Applicable

2.       Check the appropriate box if a member of a group

                  (a)   [X]
                  (b)   [_]

3.       SEC use only

4.       Source of funds

         OO

5.       Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)   [_]

6.       Citizenship or place of organization

         Ontario, Canada

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power         310,825

         8.       Shared voting power       0

         9.       Sole dispositive power    310,825

         10.      Shared dispositive power  0

11.      Aggregate amount beneficially owned by each reporting person

         584,311*

12.      Check if the aggregate amount in Row (11) excludes certain shares   [_]

13.      Percent of class represented by amount in Row (11)

         4.8%*

14.      Type of reporting person

         IA

         *  See Item 5

CUSIP No.  228906103

1. Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only)

         Strategic Capital Partners Inc.
         I.R.S. Identification No. -- Not Applicable

2.       Check the appropriate box if a member of a group

                  (a)   [X]
                  (b)   [_]

3.       SEC use only

4.       Source of funds

         OO

5.       Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)   [_]

6.       Citizenship or place of organization

         Ontario, Canada

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power         242,536

         8.       Shared voting power       0

         9.       Sole dispositive power    242,536

         10.      Shared dispositive power  0

11.      Aggregate amount beneficially owned by each reporting person

         584,311*

12.      Check if the aggregate amount in Row (11) excludes certain shares   [_]

13.      Percent of class represented by amount in Row (11)

         4.8%*

14.      Type of reporting person

         BD

         *  See Item 5

CUSIP No.  228906103

1. Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only)

         Randall Abramson
         I.R.S. Identification No. -- Not Applicable

2.       Check the appropriate box if a member of a group

                  (a)   [X]
                  (b)   [_]

3.       SEC use only

4.       Source of funds

         PF

5.       Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)   [_]

6.       Citizenship or place of organization

         Ontario, Canada

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power         24,250

         8.       Shared voting power       6,700

         9.       Sole dispositive power    24,250

         10.      Shared dispositive power  6,700

11.      Aggregate amount beneficially owned by each reporting person

         584,311*

12.      Check if the aggregate amount in Row (11) excludes certain shares   [_]

13.      Percent of class represented by amount in Row (11)

         4.8%*

14.      Type of reporting person

         HC

         *  See Item 5

Item 1.       Security and Issuer

     This Amendment 4 to Schedule 13D amends the Schedule 13D dated August 1, 2003. Capitalized terms used in this Amendment are defined in the Schedule 13D.

Item 5.       Interest in Securities of the Issuer

          (a) Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on January 23, 2004, each Reporting Person's beneficial ownership of Common Stock was 584,311 shares. Of this amount, 24,250 shares of Common Stock are beneficially owned by Abramson including 14,250 shares of Common Stock held by Abramson directly (including 775 shares owned by Abramson's spouse, Elissa Strom) and 10,000 stock options held by Abramson which have vested; 6,700 shares of Common Stock are held by Holdco directly; 242,536 shares of Common Stock are owned by advisory clients of SCPI and held in accounts managed by SCPI and 310,825 shares of Common Stock are owned by advisory clients of SAC and held in accounts managed by SAC.

          (b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on January 23, 2004. Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over shares held by it. SAC exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in CryptoLogic Inc.'s annual report on Form 20-F for the year ended December 31, 2002.

          (c) Except for the transaction to which this Amendment 4 to Schedule 13D relates, no transactions with respect to the Common Stock have been effected since the filing of Amendment 3 to the
               Schedule 13D by the Reporting Persons (exclusive of transactions by officers and directors - see schedule 1). Set forth on
               Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction, (2) the identity of the Reporting Person that effected the transaction,
               (3) whether the transaction was a purchase or sale of Common Stock, (4) the amount of Common Stock involved, and (5) the average price per share of Common Stock (reported in Canadian dollars). In each case, the transaction was executed on the facilities of the Toronto Stock Exchange or the Nasdaq national market system.

Item 7.       Material to be Filed as Exhibits

     Exhibit 1 Joint Filing Agreement, dated August 1, 2003, by and between Holdco, SAC, SCPI and Abramson. (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     January 26, 2004
                                               1340649 ONTARIO LIMITED



                                               /s/ Randall Abramson
                                               --------------------
                                               Randall Abramson
                                               Chief Executive Officer



                                               STRATEGIC ADVISORS CORP.



                                               /s/ Randall Abramson
                                               --------------------
                                               Randall Abramson
                                               Chief Executive Officer



                                               STRATEGIC CAPITAL PARTNERS INC.



                                               /s/ Randall Abramson
                                               --------------------
                                               Randall Abramson
                                               Vice President



                                               /s/ Randall Abramson
                                               --------------------
                                               Randall Abramson

                                                                      Schedule 1

          INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                         OFFICERS OF REPORTING PERSONS

     The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of CryptoLogic Inc. as indicated in the table below. Except with respect to shares held by Mr. Adam Abramson and Mr. Braun, the shares described below are not included in the beneficial ownership of CryptoLogic Inc. common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.



Name:                            Relationship to Reporting Person:                       Beneficial Ownership:
-----                            ---------------------------------                       ---------------------

Adam Lyle Abramson               SAC:            Director, Vice-President and Analyst                        1,300(1)

                                 SCPI:           Director, Vice-President and Analyst

Herbert Abramson                 SAC:            Chairman of the Board of Directors;                            --
                                                 Portfolio Manager

                                 SCPI:           Director, Portfolio Manager,
                                                 President and Chief Executive Officer

Martin Gerald Braun              SAC:            Director, President and Portfolio                             750
                                                 Manager

Donald Hugh Carlisle             SAC:            Vice-President and Portfolio Manager                       34,950(2)

William Richard Hermon           Holdco:         Director and Vice-President                                 3,020

                                 SCPI:           Portfolio Manager and Branch Manager

William John Moore               SAC:            Vice-President and Portfolio Manager                           --

William Edgar John Hayden        SAC:            Vice-President                                                 --



     (1)  Includes 675 shares held by Mr. Abramson's spouse, Bonnie Goldberg.

     (2) Includes 600 shares held by Mr. Carlisle's spouse, Janice Carlisle; 12,500 shares held by the Donald Cook Carlisle Family Trust, of which Mr. Carlisle is a beneficiary and trustee; and 3,300 shares held by 1051937 Ontario Limited, a company controlled by Mr. Carlisle.

     The business address for Mr. Herbert Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6. The business address for Mr. Adam Abramson, Mr. Braun, Mr. Carlisle, Mr. Moore and Mr. Hayden is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.



                                   SCHEDULE 2

CryptoLogic Inc. Transaction History for 1346049 Ontario Limited, Randall Abramson, and Strategic Advisors Corp. (SAC) and Strategic Capital Partners Inc.
(SCPI) on behalf of their respective managed accounts:


                                                                                                          Average
                                                                                  Number of           Transaction
       Transaction Date             Reporting Person       Buy/sell                  Shares            Price (C$)
       ----------------             ----------------       --------                  ------            ----------
       January 23, 2004                 SAC/SCPI               Sell                  16,100               18.9866
       January 22, 2004                 SAC/SCPI               Sell                  43,400               18.8711
       January 20, 2004                 SAC/SCPI               Sell                  85,400               19.0045